FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of February, 2004

Commission File Number: 0-30324

Radware Ltd.

 (Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated February 2, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: February 2, 2004

By: /s/ Meir Moshe

Meir Moshe

Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

10.1

Press Release: RADWARE LTD.  ANNOUNCES RECORD RESULTS, Dated February 2, 2004.

EXHIBIT 10.1

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD.  ANNOUNCES RECORD RESULTS

* Record Quarterly revenues of $15.0 million

* Record Quarterly profit of $2.5 million or $0.13 per diluted share

* Record Annual sales of $54.8 million

Tel Aviv, Israel, February 2, 2004 — Radware (Nasdaq: RDWR), the leader in Intelligent Application Switching (IAS), ensuring the availability, performance and security of networked applications across the enterprise, today reported record revenues of $15.0 million for the fourth quarter of 2003, an increase of 25% compared with sales of $12.0 million for the fourth quarter of 2002, and a sequential increase of 7% vs. $14.0 million sales for the third quarter of 2003.

This represents the ninth consecutive quarter of growth in sales, bringing the Company’s total sales for 2003 to a record $54.8 million, an increase of 25% compared with sales of $43.7 million in 2002.

Net profit for the fourth quarter of 2003 was $2.5 million, an increase of more than 450% compared with net profit of $0.5 million in the fourth quarter of 2002, and a sequential increase of 35% vs. net profit of $1.8 million in the third quarter of 2003.

Diluted net earnings per share for the fourth quarter of 2003 were $0.13, compared to $0.03 in the fourth quarter of 2002 or $0.10 in the third quarter of 2003.

Net profit for 2003 was $6.4 million or $0.34 per diluted share, compared to net loss of $2.1 million or loss of $0.13 per diluted share for 2002.

The Company maintained a positive operational cash flow for each of the quarters during 2003, and in the fourth quarter of 2003 generated cash in the amount of $5.9 million, bringing 2003 total cash generation to $13.7 million. This led to a balance of $139.0 million in cash, short-term and long-term bank deposits and marketable securities.

“Radware is pleased to report an outstanding fourth quarter, reflecting the successful execution of our business strategy. Our product portfolio, recently expanded with the introduction of DefensePro™, together with our strong market momentum, puts us in a very strong position for continuous growth in 2004,” said Roy Zisapel, President and CEO, Radware.

During the quarter ended December 31, 2003, Radware released the following significant announcements:

•

Radware's LinkProof Wins Editor's Choice Award by Network Computing Magazine

•

Organization for Security and Cooperation in Europe (OSCE) Summit Implemented DefensePro for Network Security at the Highest Level

•

Radware Introduces DefensePro - the Industry’s First Security Switching Solution for High Speed Intrusion Prevention and DoS Protection

•

London Borough of Hammersmith and Fulham Takes Full Control of Bandwidth for UK E-Government with Radware

Company management will host a quarterly investor conference call at 8:45 AM EST on February 2, 2004. The call will focus on financial results for the quarter ended December 31, 2003, and certain other matters related to the Company’s business.

The conference call will be webcast on February 2, 2004 at 8:45 AM EST in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

About Radware

Radware (NASDAQ:RDWR) is the Global Leader in Intelligent Application Switching, enabling the complete security, maximum performance and full availability of all mission critical networked applications while dramatically cutting operating and scaling costs.

Radware’s integrated Application Security, Application Infrastructure and End-to-End Connectivity solutions are deployed by over 2,500 enterprises and carriers worldwide. Radware offers the broadest product line in the industry, meeting application needs at every critical point across the network including Web and Application Servers, Firewalls, VPNs, ISP links, Anti-Virus Gateways and Cache.

Learn more on how Radware Intelligent Application Switching Solutions can enable the security, performance and availability of mission critical applications at www.radware.com.

###

This press release contains forward-looking statements.  Such statements involve various risks that may cause actual results to differ materially.  These risks and uncertainties include, but are not limited to: market demand for the Company’s products, successful implementation of the Company’s products, economic and competitive factors, international market conditions, technological developments, the ability to finance operations and other factors which are detailed in the Company’s SEC filings.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2002	December 31, 2003
	(Audited)	(Audited)
Current assets
Cash and cash equivalents	16,097	31,771
Short-term marketable securities	36,177	31,111
Trade receivables, net	8,695	9,690
Other receivables and prepaid expenses	1,152	1,089
Inventories	2,988	2,998
	65,109	76,659
Long-term investments
Long-term bank deposits	59,079	72,017
Long-term marketable securities	13,948	4,122
Severance pay fund	1,107	1,435
	74,134	77,574

Property and equipment, net	3,644	3,479
Other assets	111	402
Total assets	142,998	158,114

Current liabilities
Trade payables	2,612	4,285
Deferred revenues	5,290	7,058
Other payables and accrued expenses	6,517	4,839
	14,419	16,182

Accrued severance pay	1,191	1,625
Minority interest	31	61
Total liabilities	15,641	17,868

Shareholders’ equity
Share capital	424	440
Additional paid-in capital	132,005	138,552
Treasury stock, at cost	(254)	(254)
Deferred stock compensation	(98)	-
Accumulated other comprehensive income (loss)	89	(38)
Retained earnings (accumulated deficit)	(4,809)	1,546
Total shareholders’ equity	127,357	140,246
Total liabilities and shareholders' equity	142,998	158,114

	Condensed Consolidated Statements Of Operations
	(U.S. Dollars In thousands, except share and per share data)

	For the Three months ended December 31, 2002	For the Three months ended December 31, 2003	For the Year ended December 31, 2002	For the Year ended December 31, 2003
	(Unaudited)	(Unaudited)	(Audited)	(Audited)

Revenues	12,001	15,005	43,663	54,780
Cost of revenues	2,160	2,703	7,946	9,854
Gross profit	9,841	12,302	35,717	44,926
Research and development	1,934	2,209	7,809	8,398
Sales and marketing	7,589	7,519	30,019	29,753
General and administrative	1,017	1,012	4,219	4,120
Total operating expenses	10,540	10,740	42,047	42,271
Operating profit (loss)	(699)	1,562	(6,330)	2,655
Financial income, net	1,140	908	4,240	3,740
Minority interest in losses (earnings) of a subsidiary	10	33	(23)	(40)
Net income (loss)	451	2,503	(2,113)	6,355

Basic net earnings (loss) per share	$ 0.03	$ 0.14	$ (0.13)	$ 0.37
Weighted average number of shares used to compute basic net earnings (loss) per share	16,920,428	17,454,093	16,654,784	17,184,141

Diluted net earnings (loss) per share	$ 0.03	$ 0.13	$ (0.13)	$ 0.34
Weighted average number of shares used to compute diluted net earnings (loss) per share	17,277,118	19,801,325	16,654,784	18,666,140